

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 06, 2018

John Noble Harris
Chief Executive Officer
BlackStar Enterprise Group, Inc.
4450 Arapahoe Ave., Suite 100
Boulder, CO 80303

> **Re:** **BlackStar Enterprise Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 29, 2018**
> **File No. 000-55730**

Dear Mr. Harris:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services

cc: Michael A. Littman, Esq.